                                                Filed pursuant to Rule 424(b)(5)
                                                       Registration No. 33-54177

PROSPECTUS SUPPLEMENT
(TO PROSPECTUS DATED JANUARY 6, 1998)

                                  $200,000,000

                               (LOGO) Corporation

                     6 3/8% DEBENTURES DUE JANUARY 1, 2028
                               ------------------
     Interest on the Debentures is payable on January 1 and July 1 of each year, commencing July 1, 1998. The Debentures will be redeemable as a whole or in part, at the option of the Corporation at any time, at a redemption price equal to the greater of (i) 100% of the principal amount of the Debentures to be redeemed and (ii) the sum of the present values of the Remaining Scheduled Payments (as defined herein) thereon, discounted to the redemption date on a semiannual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate (as defined herein) plus ten basis points, plus in either case accrued interest on the principal amount being redeemed to the redemption date. The Debentures will not be entitled to the benefit of any sinking fund. See "Description of Debentures".

     The Debentures will be represented by one or more Global Debentures registered in the name of a nominee of The Depository Trust Company, as Depositary. Interests in Global Debentures will be shown on, and transfers thereof will be effected only through, records maintained by the Depositary and its participants. Except as described in "Description of
Debentures -- Book-Entry System," owners of beneficial interests in the Global Debentures will not be entitled to receive Debentures in definitive form and will not be considered holders thereof. Settlement by the purchasers of the Debentures will be made in immediately available funds. The Debentures will trade in the Depositary's settlement system until maturity, and secondary market trading activity in the Debentures will therefore settle in immediately available funds. All payments by the Corporation to the Depositary of principal and interest will be made in immediately available funds. See "Description of Debentures -- Same-Day Settlement and Payment".
                               ------------------
THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
   EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
      SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
        COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS
           PROSPECTUS SUPPLEMENT OR THE PROSPECTUS. ANY
             REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

==================================================================================================================
                                             INITIAL PUBLIC            UNDERWRITING             PROCEEDS TO
                                           OFFERING PRICE(1)           DISCOUNT(2)           CORPORATION(1)(3)
------------------------------------------------------------------------------------------------------------------
Per Debenture..........................         99.078%                   .875%                   98.203%
------------------------------------------------------------------------------------------------------------------
Total..................................       $198,156,000              $1,750,000              $196,406,000
==================================================================================================================

     (1) Plus accrued interest, if any, from January 9, 1998.

     (2) The Corporation has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended.

     (3) Before deducting estimated expenses of $120,000 payable by the Corporation.
                               ------------------
     The Debentures are offered severally by the Underwriters, as specified herein, subject to receipt and acceptance by them and subject to their right to reject any order in whole or in part. It is expected that delivery of the Debentures will be made in book-entry form only through the facilities of The Depository Trust Company on or about January 9, 1998 against payment therefor in immediately available funds.
                             ---------------------

SALOMON SMITH BARNEY                                  MORGAN STANLEY DEAN WITTER
The date of this Prospectus Supplement is January 6, 1998.

     THIS PROSPECTUS SUPPLEMENT DOES NOT CONTAIN ALL THE INFORMATION SET FORTH IN THE REGISTRATION STATEMENT AND THE EXHIBITS RELATING THERETO WHICH THE CORPORATION HAS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), AND TO WHICH REFERENCE IS HEREBY MADE.
                             ---------------------

     CERTAIN PERSONS PARTICIPATING IN THE OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE DEBENTURES, INCLUDING PURCHASES OF THE DEBENTURES TO STABILIZE THEIR MARKET PRICE AND PURCHASES OF THE DEBENTURES TO COVER ANY SHORT POSITION IN THE DEBENTURES MAINTAINED BY THE UNDERWRITERS. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING".

                                USE OF PROCEEDS

     The net proceeds received by Kimberly-Clark Corporation (the "Corporation") from the sale of the Debentures (the "Debentures") offered hereby (estimated at $196,406,000) will ultimately be used for general corporate purposes, primarily the reduction of its outstanding commercial paper. Pending such application, such proceeds will be invested in short-term securities. At September 30, 1997, the Corporation's consolidated short-term debt and current portion of long-term debt approximated $699 million, of which its outstanding commercial paper approximated $491 million. The Corporation's outstanding commercial paper matures no later than 60 days after its date of issue and bears interest at rates ranging from approximately 5.50% to 5.63% per annum.

                         SELECTED FINANCIAL INFORMATION

                  KIMBERLY-CLARK CORPORATION AND SUBSIDIARIES
         (IN MILLIONS OF DOLLARS, EXCEPT PER SHARE AMOUNTS AND RATIOS)

                                           NINE MONTHS ENDED
                                            SEPTEMBER 30(1)                         YEAR ENDED DECEMBER 31
                                         ---------------------   -------------------------------------------------------------
                                           1997        1996        1996        1995          1994        1993          1992
                                         ---------   ---------   ---------   ---------     ---------   ---------     ---------
Net Sales..............................  $ 9,457.2   $ 9,825.5   $13,149.1   $13,373.0     $11,627.9   $11,341.1     $11,745.4
Restructuring and Other Unusual
 Charges(2)............................         --          --          --     1,440.0            --       378.9         250.0
Operating Profit(2)....................    1,505.2     1,527.3     2,053.7       213.0       1,277.1       734.5         883.8
Share of Net Income of Equity
 Companies(3)..........................      122.8       110.8       152.4       113.3         110.5        76.1          90.0
Income from Continuing Operations
 Before Extraordinary Items and
 Cumulative Effects of Accounting
 Changes(2)(3)(4)(5)...................    1,031.0     1,056.7     1,403.8        33.2         766.5       287.2         492.0
Net Income(2)(3)(4)(5)(6)(7)(8)........    1,048.5     1,056.7     1,403.8        33.2         753.8       231.0         150.1
Total Assets...........................  $11,305.3   $11,362.9   $11,845.7   $11,439.2     $12,555.7   $13,210.4     $12,559.4
Long-Term Debt.........................    1,691.1     1,744.2     1,738.6     1,984.7       2,085.4     3,403.0       3,140.1
Stockholders' Equity...................    4,269.7     4,312.6     4,483.1     3,650.4       4,134.9     3,810.7       3,996.7
Ratio of Earnings to Fixed
 Charges(9)............................       9.40        9.39        9.17        1.55(10)      4.51        2.64(10)      3.21(10)

---------------

 (1) The unaudited consolidated financial data of the Corporation has been prepared on the same basis as in the Corporation's 1996 Annual Report to Stockholders and includes all adjustments necessary to present fairly the consolidated balance sheet and consolidated income data for the periods indicated.

 (2) Results for 1995 include a pretax charge of $1,440.0 million or $1,070.9 million after income taxes and minority interests ($1.92 per share) for the estimated costs of the merger with Scott Paper Company ("Scott"), for restructuring the combined operations, and for other unusual charges. Results for 1993 include a pretax charge of $378.9 million or $283.2 million after-tax ($.51 per share) for planned restructuring and productivity improvement programs. Results for 1992 include a pretax charge of $250.0 million or $172.0 million after-tax ($.31 per share) related to the restructuring of the consumer and service products operations in Europe and certain operations in North America.

 (3) Share of net income of equity companies for the nine months ended September 30, 1997 includes a net nonoperating gain of $16.3 million, or $.03 per share, primarily related to the sale of a portion of the tissue business of Kimberly-Clark de Mexico, S.A. de C.V. ("KCM"). The sale was required by the Mexican regulatory authorities following the merger of KCM and Scott's former Mexican affiliate. Share of net income of equity companies and net income for 1995 include a nonoperating charge of $38.5 million ($.07 per share) for foreign currency losses incurred by the Corporation's Mexican affiliates on the translation of the net exposure of U.S. dollar-denominated liabilities into pesos. In 1994, peso losses charged to net income of equity companies and net income was $39.2 million ($.07 per share). The translation losses are related to the devaluation of the Mexican peso in December 1994 and subsequent periods.

 (4) In June 1997, the Corporation sold its interest in Scott Paper Limited ("SPL"), a 50.1 percent-owned Canadian tissue subsidiary. The sale resulted in a gain of $12.7 million, or $.02 per share, which has been reported as an extraordinary item in accordance with APB 16 which requires that certain transactions occurring within two years following a business combination that was accounted for as a pooling of interests, and that were not planned at the date of combination, be reported as extraordinary items.

     In March 1997, the Corporation sold its Coosa Pines, Alabama, newsprint and pulp manufacturing mill, together with related woodlands. In the first quarter of 1997, the Corporation recorded impairment losses on the planned sales of a pulp manufacturing mill in Miranda, Spain; a recycled fiber facility in Oconto Falls, Wisconsin; a tissue converting facility in Yucca, Arizona; and an integrated pulp making facility in Everett, Washington. These first quarter 1997 transactions were aggregated and reported together with the SPL gain as a net extraordinary gain totaling $17.5 million, or $.03 per share, for the nine months ended September 30, 1997.

 (5) Other income (expense), net for the nine months ended September 30, 1996, includes net gains of approximately $93 million on asset disposals. The net gains relate to the divestiture of certain United Kingdom tissue businesses, a tissue mill in Prudhoe, England, the Lakeview Tissue Mill in Neenah, Wisconsin, the former Scott baby wipes and certain facial tissue businesses in the U.S., as required to meet regulatory requirements associated with the 1995 Scott merger, and the sale of the Corporation's remaining 20 percent interest in Midwest Express Holdings, Inc. The net income effect of these gains was $.13 per share.

 (6) Results for 1994 include income of a discontinued operation, net of taxes, of $48.4 million ($.08 per share) related to S.D. Warren Company, a former printing and publishing papers subsidiary, which was sold on December 20, 1994. Results for 1993 and 1992 include a loss of a discontinued operation, net of taxes, of $46.6 million ($.09 per share) and $30.9 million ($.06 per share), respectively.

 (7) Results for 1994 and 1993 include an extraordinary loss related to the early extinguishment of debt of $61.1 million ($.11 per share) and $9.6 million ($.01 per share), respectively.

 (8) Net income for 1992 includes net after-tax charges of $311.0 million ($.56 per share) for the cumulative effects of adopting the required accounting rules for postretirement health care and life insurance benefits and for income taxes.

 (9) For purposes of computing the ratios of earnings to fixed charges, earnings are the sum of (i) the consolidated pretax income plus (ii) the share of pretax income of 50-percent-owned equity affiliates plus (iii) distributed income of less than 50-percent-owned equity affiliates plus (iv) amortization of capitalized interest plus (v) fixed charges less (vi) capitalized interest. Fixed charges represent (i) consolidated interest cost (interest expense plus capitalized interest) plus (ii) the share of interest cost of 50-percent-owned equity affiliates plus (iii) interest cost factor in rent expense.

(10) The ratio of earnings to fixed charges includes a pretax restructuring charge of $1,440.0 million in 1995, $378.9 million in 1993 and $250.0 million in 1992. Excluding this charge, the ratio of earnings to fixed charges was 6.20 in 1995, 3.77 in 1993 and 3.94 in 1992.

                           DESCRIPTION OF DEBENTURES

     The following description of the particular terms of the Debentures offered hereby (referred to in the Prospectus as the "Offered Debt Securities") supplements and, to the extent inconsistent therewith, replaces, insofar as such description relates to the Debentures, the description of the Debt Securities set forth in the Prospectus, to which description reference is hereby made.

GENERAL

     The Debentures will be limited to $200,000,000 aggregate principal amount and will mature on January 1, 2028. The Debentures will bear interest at the rate per annum shown on the cover page of this Prospectus Supplement from January 9, 1998 or from the most recent Interest Payment Date to which interest has been paid or provided for, payable semi-annually on January 1 and July 1 of each year, commencing July 1, 1998, to the Person in whose name the Debenture (or any predecessor Debenture) is registered at the close of business on December 15 and June 15, as the case may be, next preceding such Interest Payment Date. (Sections 301 and 307). The Debentures will not be entitled to the benefit of any sinking fund.

OPTIONAL REDEMPTION

     The Debentures will be redeemable as a whole or in part, at the option of the Corporation at any time, at a redemption price equal to the greater of (i) 100% of the principal amount of the Debentures to be redeemed and (ii) the sum of the present values of the Remaining Scheduled Payments (as hereinafter defined) thereon, discounted to the redemption date on a semiannual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus ten basis points, plus in either case accrued interest on the principal amount being redeemed to the redemption date.

     "Treasury Rate" means, with respect to any redemption date, the rate per annum equal to the semiannual equivalent yield to maturity of the Comparable Treasury Issue, assuming a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for such redemption date.

     "Comparable Treasury Issue" means the United States Treasury security selected by an Independent Investment Banker as having a maturity comparable to the remaining term of the Debentures to be redeemed that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of such Debentures. "Independent Investment Banker" means one of the Reference Treasury Dealers appointed by the Trustee after consultation with the Corporation.

     "Comparable Treasury Price" means, with respect to any redemption date, (i) the arithmetic average of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) on the third business day preceding such redemption date, as set forth in the daily statistical release (or any successor release) published by the Federal Reserve Bank of New York and designated "Composite 3:30 p.m. Quotations for U.S. Government Securities" or (ii) if such release (or any successor release) is not published or does not contain such prices on such business day, the arithmetic average of the Reference Treasury Dealer Quotations for such redemption date. "Reference Treasury Dealer Quotations" means, with respect to each Reference Treasury Dealer and any redemption date, the arithmetic average, as determined by the Trustee, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the Trustee by such Reference Treasury Dealer by 5:00 p.m. on the third business day preceding such redemption date.

     "Reference Treasury Dealer" means each of Salomon Brothers Inc and Morgan Stanley & Co. Incorporated and their respective successors; provided, however, that if any of the foregoing shall cease to be a primary U.S. Government securities dealer in New York City (a "Primary Treasury Dealer"), the Corporation shall substitute therefor another Primary Treasury Dealer.

     "Remaining Scheduled Payments" means, with respect to any Debenture, the remaining scheduled payments of the principal thereof to be redeemed and interest thereon that would be due after the related redemption date but for such redemption; provided, however, that, if such redemption date is not an interest payment date with respect to such Debenture, the amount of the next succeeding scheduled interest payment thereon will be reduced by the amount of interest accrued thereon to such redemption date.

     Notice of any redemption will be mailed at least 30 days but not more than 60 days before the redemption date to each holder of Debentures to be redeemed.

     Unless the Corporation defaults in payment of the redemption price, on and after the redemption date interest will cease to accrue on the Debentures or portions thereof called for redemption.

BOOK-ENTRY SYSTEM

     The Debentures will be issued in the form of one or more fully registered global debentures (collectively, the "Global Debentures") which will be deposited with, or on behalf of, The Depository Trust Company, New York, New York (the "Depositary") and registered in the name of the Depositary's nominee. Except as set forth below, the Global Debentures may be transferred, in whole and not in part, only to the Depositary or another nominee of the Depositary.

     The Depositary has advised the Corporation and the Underwriters as follows:
The Depositary is a limited-purpose trust company organized under the laws of the State of New York, a "banking organization" within the meaning of the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code, and a "clearing agency" registered pursuant to the provisions of Section 17A of the Securities Exchange Act of 1934, as amended. The Depositary was created to hold securities of institutions that have accounts with the Depositary or its nominee ("participants") and to facilitate the clearance and settlement of securities transactions among its participants in such securities through electronic book-entry changes in accounts of the participants, thereby eliminating the need for physical movement of securities certificates. The Depositary's participants include securities brokers and dealers (including the Underwriters), banks, trust companies, clearing corporations and certain other organizations, some of whom (and/or their representatives) own the Depositary. Access to the Depositary's book-entry system is also available to others such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly. The Depositary agrees with and represents to its participants that it will administer its book-entry system in accordance with its rules and bylaws and requirements of law.

     Upon the issuance of the Global Debentures, the Depositary will credit, on its book-entry registration and transfer system, the respective principal amounts of the Debentures represented by such Global Debentures to the accounts of participants. The accounts to be credited shall be designated by the Underwriters. Ownership of beneficial interests in the Global Debentures will be limited to participants or persons that may hold interests through participants. Ownership of interests in the Global Debentures will be shown on, and the transfer of those ownership interests will be effected only through, records maintained by the Depositary (with respect to participants' interests) and such participants (with respect to the owners of beneficial interests in the Global Debentures through such participants). The laws of some jurisdictions may require that certain purchasers of securities take physical delivery of such securities in definitive form. Such limits and laws may impair the ability to transfer beneficial interests in the Global Debentures.

     So long as the Depositary, or its nominee, is the registered holder and owner of the Global Debentures, the Depositary or such nominee, as the case may be, will be considered the sole owner and holder of the related Debentures for all purposes of such Debentures and for all purposes under the Indenture. Except as set forth below, owners of beneficial interests in the Global Debentures will not be entitled to have the Debentures represented by such Global Debentures registered in their names, will not receive or be entitled to receive physical delivery of certificated Debentures in definitive form and will not be considered to be the owners or holders of any Debentures under the Indenture or the Global Debentures. Accordingly, each person owning a beneficial interest in the Global Debentures must rely on the procedures of the Depositary and, if such person is not a participant, on the procedures of the participant through which such person owns its interests, to exercise any rights of a holder of Debentures under the Indenture or the Global Debentures. The Corporation understands that under existing industry practice, in the event the Corporation requests any action of holders of Debentures or an owner of a beneficial interest in the Global Debentures desires to take any action that the Depositary, as the holder of the Global Debentures, is entitled to take, the Depositary would authorize the participants to take such action, and that the participants would authorize beneficial owners owning through such participants to take such action or would otherwise act upon the instructions of beneficial owners owning through them.

     Payment of principal of (and premium, if any) and interest on Debentures represented by the Global Debentures registered in the name of or held by the Depositary or its nominee will be made to the Depositary or its nominee, as the case may be, as the registered owner and holder of the Global Debentures.

     The Corporation expects that the Depositary, upon receipt of any payment of principal or interest in respect of the Global Debentures, will credit immediately participants' accounts with payment in amounts proportionate to their respective beneficial interests in the principal amount of the Global Debentures as shown on the records of the Depositary. The Corporation also expects that payments by participants to owners of beneficial interests in the Global Debentures held through such participants will be governed by standing instructions and customary practices, as is the case with securities held for the accounts of customers in bearer form or registered in "street name," and will be the responsibility of such participants. None of the Corporation, the Trustee or any agent of the Corporation or the Trustee will have any responsibility or liability for any aspect of the records relating to, or payments made on account of, beneficial ownership interests in the Global Debentures for any Debentures or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests or for any other aspect of the relationship between the Depositary and its participants or the relationship between such participants and the owners of beneficial interests in the Global Debentures owning through such participants.

     Unless and until they are exchanged in whole or in part for certificated Debentures in definitive form, the Global Debentures may not be transferred except as a whole by the Depositary to a nominee of such Depositary or by a nominee of such Depositary to such Depositary or another nominee of such Depositary.

     The Debentures represented by the Global Debentures are exchangeable for certificated Debentures in definitive registered form of like tenor as such Debentures in denominations of $1,000 and in any greater amount that is an integral multiple thereof if (i) the Depositary notifies the Corporation that it is unwilling or unable to continue as Depositary for the Global Debentures or if at any time the Depositary ceases to be a clearing agency registered under the Securities Exchange Act of 1934, as amended, or (ii) the Corporation in its discretion at any time determines not to have all of the Debentures represented by the Global Debentures and notifies the Trustee thereof. Any Debentures that are exchangeable pursuant to the preceding sentence are exchangeable for certificated Debentures issuable in authorized denominations and registered in such names as the Depositary shall direct. Subject to the foregoing, the Global Debentures are not exchangeable, except for a Global Debenture or Global Debentures of the same aggregate denominations to be registered in the name of the Depositary or its nominee.

SAME-DAY SETTLEMENT AND PAYMENT

     Settlement by the purchasers of the Debentures will be made in immediately available funds. All payments by the Corporation to the Depositary of principal and interest will be made in immediately available funds.

     The Debentures will trade in the Depositary's settlement system until maturity, and therefore the Depositary will require secondary trading activity in the Debentures to be settled in immediately available funds.

DEFEASANCE AND COVENANT DEFEASANCE

     The provisions of Sections 402 and 1006 of the Indenture relating to defeasance as described under "Description of Debt Securities -- Defeasance and Covenant Defeasance" set forth in the accompanying Prospectus will apply to the Debentures.

                                  UNDERWRITING

     Subject to the terms and conditions set forth in the Underwriting Agreement, the Corporation has agreed to sell to Salomon Brothers Inc and Morgan Stanley & Co. Incorporated (the "Underwriters"), and each of the Underwriters has severally agreed to purchase, the principal amount of Debentures set forth opposite its name below:

                                                                          PRINCIPAL
                                                                          AMOUNT OF
    UNDERWRITER                                                           DEBENTURES
    -----------                                                          ------------
Salomon Brothers Inc ..................................................  $100,000,000
Morgan Stanley & Co. Incorporated......................................   100,000,000
                                                                         ------------
          Total........................................................  $200,000,000
                                                                         ============

     Under the terms and conditions of the Underwriting Agreement, the Underwriters are committed to take and pay for all of the Debentures, if any are taken.

     The Underwriters propose to offer the Debentures in part directly to retail purchasers at the initial public offering price set forth on the cover page of this Prospectus Supplement and in part to certain securities dealers at such price less a concession of .50% of the principal amount of the Debentures. The Underwriters may allow, and such dealers may reallow, a concession not to exceed
 .25% of the principal amount of the Debentures to certain brokers and dealers. After the Debentures are released for sale to the public, the offering price and other selling terms may from time to time be varied by the Underwriters.

     In connection with this Offering, certain Underwriters and their affiliates may engage in transactions that stabilize, maintain or otherwise affect the market price of the Debentures. Such transactions may include stabilization transactions effected in accordance with Rule 104 of Regulation M, pursuant to which such persons may bid for or purchase Debentures for the purpose of stabilizing their market price. The Underwriters also may create a short position for the account of the Underwriters by selling more Debentures in connection with the Offering than they are committed to purchase from the Corporation, and in such case may purchase Debentures in the open market following completion of the Offering to cover such short position. Any of the transactions described in this paragraph may result in the maintenance of the price of the Debentures at a level above that which might otherwise prevail in the open market. None of the transactions described in this paragraph is required, and, if they are undertaken, they may be discontinued at any time.

     The Debentures are a new issue of securities with no established trading market. The Corporation has been advised by the Underwriters that they intend to make a market in the Debentures but are not obligated to do so and may discontinue market making at any time without notice. No assurance can be given as to the liquidity of the trading market for the Debentures.

     The Corporation has agreed to indemnify the several Underwriters against certain liabilities, including liabilities under the Securities Act.

     Salomon Brothers Inc and Morgan Stanley & Co. Incorporated perform various investment banking services for the Corporation.

                             VALIDITY OF DEBENTURES

     The validity of the Debentures offered hereby is being passed upon for the Corporation by O. George Everbach, Esq., Senior Vice President -- Law and Government Affairs of the Corporation, and for the Underwriters by Sullivan & Cromwell, New York, New York. As of December 31, 1997, Mr. Everbach owned 59,648 shares of the Corporation's Common Stock and held options to acquire 210,718 shares of such Common Stock (of which options to acquire 145,118 shares are presently exercisable or will become exercisable within 60 days of such date), and as of December 1, 1997, 15,678 shares of such Common Stock were attributable to his account under the Corporation's Salaried Employees Incentive Investment Plan. Mr. Everbach also participates in other employee benefit plans of the Corporation.

                       [KIMBERLY CLARK LOGO] Corporation

                                Debt Securities

                             ---------------------


     Kimberly-Clark Corporation (the "Corporation" or "Kimberly-Clark") from time to time may offer and sell debt securities consisting of debentures, notes and/or other unsecured evidences of indebtedness in one or more series not to exceed $200,000,000 in aggregate principal amount (the "Debt Securities") denominated in United States dollars or any other currency. The Debt Securities may be offered as separate series in amounts, at prices and on terms to be determined at the time of sale. The accompanying Prospectus Supplement (the "Prospectus Supplement") sets forth with regard to the series of Debt Securities in respect of which this Prospectus is being delivered (the "Offered Debt Securities") the title, aggregate principal amount, denominations, maturity, interest rate, if any (which may be fixed or variable), time of payment of any interest, any terms for redemption at the option of the Corporation or the holder, any terms for sinking fund payments, any listing on a securities exchange and the initial public offering price and other terms in connection with the offering and sale of such Offered Debt Securities.



     The Corporation may sell Debt Securities to or through underwriters or dealers, and also may sell Debt Securities directly or indirectly to other purchasers or through agents. Such underwriters may include Salomon Brothers Inc and Morgan Stanley & Co. Incorporated, or may be a group of underwriters represented by firms including one or both of such firms. Such firms may also act as agents. The Prospectus Supplement sets forth the names of any underwriters or agents involved in the sale of the Offered Debt Securities in respect of which this Prospectus is being delivered, the principal amounts, if any, to be purchased by underwriters and the compensation, if any, of such underwriters or agents and any applicable commissions or discounts.


                             ---------------------

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A
                               CRIMINAL OFFENSE.


                THE DATE OF THIS PROSPECTUS IS JANUARY 6, 1998.

     NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE CORPORATION OR ANY AGENT, UNDERWRITER OR DEALER. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THE SECURITIES TO WHICH IT RELATES OR ANY OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY SUCH SECURITIES IN ANY CIRCUMSTANCES IN WHICH SUCH OFFER OR SOLICITATION IS UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCE, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE CORPORATION SINCE THE DATE HEREOF OR THAT INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE.

                             AVAILABLE INFORMATION


     The Corporation is subject to the informational requirements of the Securities Exchange Act of 1934 (the "Exchange Act") and in accordance therewith files reports and other information with the Securities and Exchange Commission (the "Commission"). Reports, proxy and information statements and other information filed by the Corporation can be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the following Regional Offices of the Commission: Room 3190, Suite 1400, 500 West Madison Street, Chicago, Illinois 60661-2511; and 13th Floor, 7 World Trade Center, New York, New York 10048. Copies of such material can be obtained at prescribed rates from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549. Such reports, proxy and information statements and other information concerning the Corporation can also be inspected at the offices of the New York Stock Exchange, the Chicago Stock Exchange, and the Pacific Stock Exchange, on which certain of the Corporation's securities are listed. Such materials also may be accessed electronically by means of the Commission's web site at http://www.sec.gov.


     The Corporation has filed with the Commission a registration statement on Form S-3 (herein, together with all amendments and exhibits, referred to as the "Registration Statement") under the Securities Act of 1933, as amended (the "Act"). This Prospectus does not contain all of the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. For further information, reference is hereby made to the Registration Statement.

                      DOCUMENTS INCORPORATED BY REFERENCE

     The following documents heretofore filed with the Commission by the Corporation under the Exchange Act are incorporated herein by reference:


          (a) the Corporation's Annual Report on Form 10-K for the year ended December 31, 1996, including those portions of the Corporation's annual report to its stockholders for the year ended December 31, 1996 and the Corporation's 1997 proxy statement incorporated by reference in such Annual Report on Form 10-K;



          (b) the Corporation's Quarterly Reports on Form 10-Q for the quarters ended March 31, 1997, June 30, 1997 and September 30, 1997; and



          (c) the Corporation's Current Reports on Form 8-K dated February 20, 1997, February 25, 1997, April 24, 1997, October 30, 1997 and November 25, 1997.


     All documents filed by the Corporation pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Prospectus and prior to the termination of the offering of the Debt Securities shall be deemed to be incorporated in this Prospectus by reference and to be a part hereof from the date of filing of such documents.

     Any statement contained herein, in the Prospectus Supplement or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of the Registration Statement and this Prospectus to the extent that a statement contained herein, in the Prospectus

Supplement or in any subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of the Registration Statement or this Prospectus.


     The Corporation will provide without charge to each person, including any beneficial owner, to whom a copy of this Prospectus has been delivered, upon the written or oral request of such person, a copy of any or all of the information referred to above which has been or may be incorporated in this Prospectus by reference (not including exhibits to the information that is incorporated by reference unless such exhibits are specifically incorporated by reference into the information that the Prospectus incorporates). Written requests or requests by telephone for such copies should be directed to Donald M. Crook, Secretary, Kimberly-Clark Corporation, P.O. Box 619100, Dallas, Texas 75261-9100 (telephone 972-281-1200).



                                THE CORPORATION



     Kimberly-Clark is engaged principally in the manufacturing and marketing throughout the world of a wide range of products for personal, business and industrial uses. Most of these products are made from natural and synthetic fibers using advanced technologies in absorbency, fibers and nonwovens. Kimberly-Clark's businesses are separated into three segments: Personal Care Products; Tissue-Based Products; and Newsprint, Paper and Other. Consolidated net sales of its products and services totaled approximately $13 billion in 1996.



     Personal Care Products includes disposable diapers, training and youth pants; feminine care and adult incontinence care products; wet wipes; health care products; and related products. Products in this business segment are for household use and are sold under a variety of well-known brand names, including Huggies, Pull-Ups, GoodNites, Kotex, New Freedom, Lightdays, Depend and Poise. Tissue-Based Products include facial and bathroom tissue, paper towels, paper napkins and wipers for household and away-from-home use; pulp; and related products. Products in this business segment are sold under the Kleenex, Scott, Kleenex Cottonelle, Kleenex Viva, Kimwipes, Wypall and other brand names. Products for household use are sold directly and through wholesalers to supermarkets, mass merchandisers, drugstores, warehouse clubs, home health care, variety and department stores and other retail outlets. Health care products are sold to distributors, converters and end-users. Products for away-from-home use are sold through distributors and directly to manufacturing, lodging, office building, food service and health care establishments and other high volume public facilities. Newsprint, Paper and Other includes newsprint, printing papers, premium business and correspondence papers, specialty papers, technical papers, and related products; and other products and services. Newsprint and groundwood printing papers are sold directly to newspaper publishers and commercial printers. Other papers and specialty products in this business segment are sold directly to users, converters, manufacturers, publishers and printers, and through paper merchants, brokers, sales agents and other resale agencies.



     On March 27, 1997, Kimberly-Clark sold its Coosa Pines, Alabama pulp and newsprint operations, and related woodlands, to Alliance Forest Products Inc., a publicly held Canadian corporation, for approximately $600 million in cash.



     On June 6, 1997, Kimberly-Clark sold its 50.1 percent interest in Scott Paper Limited, a publicly-traded Canadian company ("SPL"), to Kruger, Inc. ("Kruger") as part of a transaction in which Kruger acquired all of SPL's outstanding common shares.



     On December 18, 1997, the Corporation acquired Tecnol Medical Products, Inc. ("Tecnol"), a leading maker of disposable face masks and patient care products. The transaction was accounted for as a purchase and involved the issuance of approximately 8.7 million shares of Kimberly-Clark common stock for all of Tecnol's outstanding shares.



     Kimberly-Clark was incorporated in Delaware in 1928 as the successor to a business established in 1872. Its principal executive offices are located at 351 Phelps Drive, Irving, Texas 75038 and its telephone number is (972) 281-1200.

                       RATIO OF EARNINGS TO FIXED CHARGES


     The ratio of earnings to fixed charges for the years ended December 31, 1996, 1995, 1994, 1993 and 1992 was 9.17, 1.55, 4.51, 2.64 and 3.21,
respectively, and for the nine months ended September 30, 1997 and 1996 was 9.40 and 9.39, respectively. The ratio of earnings to fixed charges includes a pretax restructuring charge of $1,440.0 million in 1995, $378.9 million in 1993 and $250.0 million in 1992. Excluding this charge, the ratio of earnings to fixed charges was 6.20 in 1995, 3.77 in 1993 and 3.94 in 1992.


                                USE OF PROCEEDS


     The net proceeds received by the Corporation from the sale of the Debt Securities will be used for general corporate purposes. These purposes may include: reduction of its existing indebtedness; working capital; capital expenditures; investments in subsidiaries and equity companies; the purchase of shares of the Corporation's stock; and future acquisitions. Pending use for these purposes, such proceeds will be invested in short-term securities.


                         DESCRIPTION OF DEBT SECURITIES

     The following description of the terms of the Debt Securities sets forth certain general terms and provisions of the Debt Securities to which any Prospectus Supplement may relate. The particular terms of the Offered Debt Securities and the extent, if any, to which such general provisions may not apply thereto will be described in the Prospectus Supplement relating to such Offered Debt Securities.


     The Debt Securities are to be issued under a First Amended and Restated Indenture, dated as of March 1, 1988, between the Corporation and Bank of America National Trust and Savings Association, as Trustee ("BOA"), as amended by the First Supplemental Indenture, dated as of November 6, 1992, and the Second Supplemental Indenture, dated as of May 25, 1994, between the Corporation and BOA (the "Indenture"). Pursuant to an Instrument of Resignation, Appointment and Acceptance, dated as of December 12, 1995, BOA resigned as Trustee under the Indenture and The First National Bank of Chicago was appointed as successor Trustee (the "Trustee") thereunder. The following summaries of certain provisions of the Debt Securities and the Indenture do not purport to be complete and are subject to, and are qualified in their entirety by reference to, all of the provisions of the Indenture, including the definitions therein of certain terms. Whenever particular provisions or defined terms in the Indenture are referred to herein, such provisions or defined terms are incorporated by reference herein. Section references used herein are references to the Indenture and certain defined terms in the Indenture are capitalized herein.


GENERAL

     The Debt Securities will be unsecured obligations of the Corporation and will rank on a parity with all other currently outstanding unsecured and unsubordinated indebtedness of the Corporation. The Indenture does not limit the aggregate principal amount of the Debt Securities or of any particular series of Offered Debt Securities and provides that Debt Securities may be issued thereunder from time to time in one or more series.

     Reference is made to the Prospectus Supplement relating to the particular series of Offered Debt Securities offered thereby for the following terms thereof: (1) the title of the Offered Debt Securities; (2) any limit on the aggregate principal amount of the Offered Debt Securities; (3) the initial offering price or prices (expressed as a percentage of the aggregate principal amount thereof) at which the Offered Debt Securities will be sold; (4) the date or dates on which the principal of the Offered Debt Securities will be payable;
(5) the rate or rates (which may be fixed or variable) per annum at which the Offered Debt Securities will bear interest, if any, and the date from which such interest, if any, will accrue; (6) the date or dates on which such interest, if any, will be payable and the Regular Record Dates for such Interest Payment Dates; (7) the obligation, if any, of the Corporation to redeem or purchase the Offered Debt Securities pursuant to any sinking fund or analogous provisions or at the option of a Holder, and the periods within, the prices at, and the terms and conditions upon which the Offered Debt Securities shall be redeemed or purchased; (8) the date or dates, if any, after which and the price or prices at which the Offered Debt Securities may, pursuant to any optional redemption provisions, be redeemed at the option of the Corporation or of the holder thereof and other detailed terms and provisions of any such optional redemption; (9) if other than the principal amount thereof, the portion of the principal amount of the Offered Debt Securities which shall be payable upon declaration of acceleration of the maturity thereof; (10) the currency of payment of principal of (and premium, if any) and/or interest on the Offered Debt Securities; (11) any index used to determine the amounts of payments of principal of (and premium, if any) and/or interest on the Offered Debt Securities; (12) the right of the Corporation to defease the Offered Debt Securities or certain restrictive covenants and certain Events of Default under the Indenture; (13) any issuance of the Offered Debt Securities in the form of one or more Global Securities and, in such case, the Depositary therefor; and
(14) any Events of Default or other terms relating to the Offered Debt Securities in addition to those described herein. (Section 301)


     Unless otherwise indicated in the Prospectus Supplement relating thereto, principal of and any premium and interest on the Offered Debt Securities will be payable, and the Offered Debt Securities will be exchangeable and transfers thereof will be registrable, at the office of the Trustee at One First National Plaza, Suite 0126, Chicago, Illinois 60670-0126, or at the office of First Chicago Trust Company of New York, 14 Wall Street, 8th Floor -- Window 2, New York, New York 10005, provided that, at the option of the Corporation, payment of any interest may be made by check mailed via first-class mail to the address of the Person entitled thereto as it appears in the Security Register. (Sections 301, 305 and 1002)


     Unless otherwise indicated in the Prospectus Supplement relating thereto, the Offered Debt Securities will be issued only in fully registered form without coupons in denominations of $1,000 or any integral multiple thereof, and no service charge will be made for any transfer or exchange of such Offered Debt Securities, but the Corporation may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection therewith. (Sections 302 and 305)

     Debt Securities may be issued under the Indenture as Original Issue Discount Securities to be offered and sold at a substantial discount from the principal amount thereof. Special Federal income tax, accounting and other considerations applicable thereto will be described under "Original Issue Discount -- Factors to Consider" in the Prospectus Supplement relating to any such Original Issue Discount Securities.

     Unless otherwise indicated in the Prospectus Supplement relating thereto, the covenants contained in the Indenture and the Offered Debt Securities would not necessarily afford Holders of the Offered Debt Securities protection in the event of a highly leveraged or other transaction involving the Corporation which may adversely affect the Holders of the Offered Debt Securities.

RESTRICTIVE COVENANTS

     Liens. The Corporation covenants that it will not, and will not permit any Restricted Subsidiary to, issue, assume or guarantee any indebtedness for borrowed money (hereafter called "indebtedness") secured by a mortgage, security interest, pledge or lien (hereafter called "mortgage") of or upon any Principal Property, or any shares of capital stock or indebtedness of any Restricted Subsidiary, whether owned at the date of the Indenture or thereafter acquired, without effectively providing that the Debt Securities (together with, if the Corporation shall so determine, any other indebtedness issued, assumed or guaranteed by the Corporation or any Restricted Subsidiary and then existing or thereafter created) shall be secured by such mortgage equally and ratably with (or, at the option of the Corporation, prior to) such indebtedness. The foregoing restrictions, however, shall not apply to (a) mortgages of or upon any property acquired, constructed or improved by, or of or upon any shares of capital stock or indebtedness acquired by, the Corporation or any Restricted Subsidiary after the date of the Indenture to secure indebtedness incurred for the purpose of financing all or any part of the purchase price of any property, shares of capital stock or indebtedness or of the cost of any construction or improvements on such property, which indebtedness is incurred prior to or within 360 days after such acquisition, completion of such construction or the commencement of the commercial operation of such property; (b) mortgages of or upon any property, shares of capital stock or indebtedness existing at the time of acquisition thereof by the Corporation or any Restricted Subsidiary; (c) mortgages of or upon property of a corporation existing at the time such corporation is merged with or into or consolidated with the Corporation or any Restricted Subsidiary or at the time of a sale or transfer of the properties of a corporation as an entirety or substantially as an entirety to the Corporation or any Restricted Subsidiary;
(d) mortgages of or upon any property of, or shares of capital stock or indebtedness of, any corporation existing at the time such corporation becomes a Restricted Subsidiary; (e) mortgages to secured indebtedness of any Restricted Subsidiary to the Corporation or another Restricted Subsidiary or to secure indebtedness of the Corporation to any Restricted Subsidiary; (f) mortgages in favor of governmental bodies to secure advance or progress payments pursuant to any contract or statute or to secure indebtedness incurred or guaranteed to finance or refinance all or any part of the purchase price of the property, shares of capital stock or indebtedness subject to, or the cost of constructing or improving the property subject to, such mortgages; and (g) extensions, renewals or replacements of any mortgage existing on the date of this Indenture or any mortgage referred to in the foregoing clauses (a) through (f), inclusive. (Section 1004) For additional information as to mortgages on property, see "Defeasance and Covenant Defeasance" herein.

     Notwithstanding the restrictions outlined above, the Corporation or any Restricted Subsidiary may, without equally and ratably securing the Debt Securities, issue, assume or guarantee indebtedness secured by a mortgage not excepted under clauses (a) through (g) above, if the aggregate amount of such indebtedness, together with all other indebtedness secured by mortgages not so excepted and the Attributable Debt existing in respect of Sale and Lease-Back Transactions (other than Sale and Lease-Back Transactions in respect of which amounts equal to the Attributable Debt relating to the transactions shall have been applied, within 360 days after the effective date of the arrangement, to the prepayment or retirement (other than any mandatory prepayment or retirement) of long-term indebtedness and Sale and Lease-Back Transactions in which the property involved would have been permitted to be mortgaged under clause (a) or
(f) above), does not at the time exceed 5% of Consolidated Net Tangible Assets. (Section 1004)

     The sale, mortgage or other transfer of timber in connection with an arrangement under which the Corporation or any Restricted Subsidiary is obligated to cut such timber or a portion thereof in order to provide the transferee with a specified amount of money however determined shall not be deemed to create indebtedness secured by a mortgage or to constitute a mortgage securing any indebtedness or to constitute a Sale and Lease-Back Transaction. (Section 1004)

     Sales and Lease-Backs. Sale and Lease-Back Transactions by the Corporation or any Restricted Subsidiary of any Principal Property are prohibited unless (i) the Corporation or such Restricted Subsidiary would be entitled, without equally and ratably securing the Debt Securities, to incur indebtedness secured by a mortgage on the property to be leased pursuant to clause (a) or (f) under the subsection Liens above, or (ii) the Corporation or such Restricted Subsidiary would be entitled, without equally and ratably securing the Debt Securities, to incur indebtedness secured by a mortgage on such property in an amount at least equal to the Attributable Debt in respect of the Sale and Lease-Back Transaction, or (iii) the Corporation shall apply, within 360 days after the effective date of the arrangement, an amount equal to the Attributable Debt in respect of the transaction to the prepayment or retirement (other than any mandatory prepayment or retirement) of long-term indebtedness of the Corporation or any Restricted Subsidiary. (Section 1005) For additional information as to Sale and Lease-Back Transactions, see "Defeasance and Covenant Defeasance" herein.

     Definitions. "Attributable Debt" in respect of a Sale and Lease-Back Transaction means, as of any particular time, the present value (discounted at the rate of interest implicit in the lease involved in such Sale and Lease-Back Transaction, as determined in good faith by the Corporation) of the obligation of the lessee thereunder for rental payments (excluding, however, any amounts required to be paid by such lessee, whether or not designated as rent or additional rent, on account of maintenance and repairs, insurance, taxes, assessments, water rates or similar charges or any amounts required to be paid by such lessee thereunder contingent upon the amount of sales, maintenance and repairs, insurance, taxes, assessments, water rates or similar charges) during the remaining term of such lease (including any period for which such lease has been extended or may, at the option of the lessor, be extended). (Section 101)

     "Consolidated Net Tangible Assets" means, as of any particular time, the total amount of assets (less applicable reserves) after deducting therefrom (a) all current liabilities (excluding any thereof which are by their terms extendible or renewable at the option of the obligor thereon to a time more than 12 months after the time as of which the amount thereof is being computed and excluding current maturities of long-term indebtedness), and (b) all goodwill, trade names, trademarks, patents, unamortized debt discount and expense and other like intangible assets, all shown in the audited consolidated balance sheet of the Corporation and subsidiaries contained in the Corporation's then most recent annual report to stockholders, except that assets shall include an amount equal to the Attributable Debt in respect of any Sale and Lease-Back Transaction not capitalized on such balance sheet. (Section 101)

     "Principal Property" means any mill, manufacturing plant, manufacturing facility or Timberland, located within the United States of America, having a gross book value in excess of 1% of Consolidated Net Tangible Assets at the time of determination thereof and owned by the Corporation or any Restricted Subsidiary, in each case other than (1) any such mill, plant, facility or Timberland which, in the opinion of the Board of Directors of the Corporation, is not of material importance to the total business conducted by the Corporation and its Restricted Subsidiaries taken as a whole, (2) any portion of such a mill, plant, facility or Timberland similarly found not to be of material importance to the use or operation thereof or (3) any ores, metals, fossils, elements, gases, oil, minerals, geothermal resources and rights thereto and any plant or facility used for the extraction or processing thereof. (Section 101)

     "Restricted Subsidiary" means any Subsidiary (a) substantially all of the property of which is located, or substantially all of the business of which is carried on, within the United States of America (other than its territories or possessions and other than Puerto Rico) and (b) which owns a Principal Property; provided however that any Subsidiary which is principally engaged in financing operations outside the United States of America or which is principally engaged in leasing or in financing instalment receivables shall not be a Restricted Subsidiary. (Section 101)

     "Sale and Lease-Back Transaction" means any arrangement with any Person providing for the leasing by the Corporation or any Restricted Subsidiary of any Principal Property, whether owned at the date of the Indenture or thereafter acquired (except for temporary leases for a term, including any renewal thereof, of not more than three years and except for leases between the Corporation and any Restricted Subsidiary, between any Restricted Subsidiary and the Corporation or between Restricted Subsidiaries), which property has been or is to be sold or transferred by the Corporation or such Restricted Subsidiary to such Person with the intention of taking back a lease of such property. (Section 101)

     "Subsidiary" means any corporation more than 50% of the outstanding voting stock of which is at the time owned, directly or indirectly, by the Corporation and/or one or more of its other Subsidiaries. (Section 101)

     "Timberland" means any real property owned by the Corporation or any Restricted Subsidiary which contains standing timber which is (or upon completion of a growth cycle then in process is expected to become) of a commercial quantity and of merchantable quality, excluding, however, any such real property which at the time of determination is designated by the Board of Directors of the Corporation as being held primarily for development or sale, rather than primarily for the production of timber. (Section 101)

     Reference is made to the Prospectus Supplement relating to each series of Offered Debt Securities for the particular provisions relating to such Offered Debt Securities, including any additional restrictive covenants that may be included in the terms thereof.

CONSOLIDATIONS, MERGERS AND SALES OF ASSETS BY THE CORPORATION

     Nothing in the Indenture or in any of the Debt Securities shall prevent any consolidation of the Corporation with or merger of the Corporation into any other corporation or shall prevent any sale or transfer of all or substantially all of the property and assets of the Corporation to any other corporation; provided, however, and the Corporation covenants and agrees, that any such consolidation, merger, sale or transfer shall be upon the condition that the due and punctual payment of the principal of, and premium, if any, and interest on, all the Debt Securities according to their tenor, and the due and punctual performance and observance of all the terms, covenants and conditions of the Indenture to be kept or performed by the Corporation shall, by an indenture supplemental to the Indenture, executed and delivered to the Trustee, be assumed by the corporation formed by such consolidation or into which the Corporation shall have merged, or the corporation which shall have acquired by sale or transfer all or substantially all of the property and assets of the Corporation. (Section
801)

     If, upon any such consolidation or merger, or upon any such sale or transfer, any Principal Property of the Corporation or of any Restricted Subsidiary or any shares of capital stock or indebtedness of any Restricted Subsidiary, owned immediately prior thereto, would thereupon become subject to any mortgage, security interest, pledge or lien securing any indebtedness for borrowed money of, or guaranteed by, such other corporation (other than any mortgage, security interest, pledge or lien permitted as described in the first two paragraphs under "Liens" above), the Corporation, prior to such consolidation, merger, sale or transfer, will by indenture supplemental to the Indenture secure the due and punctual payment of the principal of, and premium, if any, and interest on the Debt Securities (together with, if the Corporation shall so determine, any other indebtedness of, or guaranteed by, the Corporation or any Restricted Subsidiary and then existing or thereafter created) equally and ratably with (or, at the option of the Corporation, prior to) the indebtedness secured by such mortgage, security interest, pledge or lien. (Section 802) For additional information as to liens on property in certain events, see "Defeasance and Covenant Defeasance" herein.

EVENTS OF DEFAULT

     The following will be Events of Default under the Indenture with respect to Debt Securities of any series: (a) default in payment of principal of or premium, if any, on any Debt Security of that series when due; (b) default in payment of any interest on any Debt Security of that series when due, continued for 30 days; (c) default in the deposit of any sinking fund payment, when due, in respect of any Debt Security of that series; (d) default in the performance of any other covenant of the Corporation in the Indenture (other than a covenant included in the Indenture solely for the benefit of series of Debt Securities other than that series), continued for 90 days after written notice as provided in the Indenture; (e) certain events in bankruptcy, insolvency or reorganization; and (f) any other Event of Default provided with respect to Debt Securities of that series. No Event of Default with respect to a particular series of Debt Securities issued under the Indenture (except as to such events in bankruptcy, insolvency or reorganization) necessarily constitutes an Event of Default with respect to any other series of Debt Securities issued thereunder. (Section 501)

     If an Event of Default with respect to Debt Securities of any series at the time Outstanding shall occur and be continuing, then and in every such case the Trustee or the Holders of not less than 25% in principal amount of the Outstanding Debt Securities of that series may, by a notice in writing to the Corporation (and to the Trustee if given by Holders), declare to be due and payable immediately the principal amount (or, if the Debt Securities of that series are Original Issue Discount Securities, such portion of the principal amount as may be specified in the terms of that series) of all Debt Securities of that series. However, at any time after such a declaration of acceleration with respect to Debt Securities of any series has been made, but before the Stated Maturity thereof, the Holders of a majority in principal amount of Outstanding Debt Securities of that series may, subject to certain conditions, rescind and annul such acceleration if all Events of Default, other than the non-payment of accelerated principal, with respect to Debt Securities of that series have been cured or waived as provided in the Indenture. (Section 502) For information as to waiver of defaults, see "Modification of the Indenture and Waiver of Covenants" herein. Reference is made to the Prospectus Supplement relating to any series of Offered Debt Securities which are Original Issue Discount Securities for the particular provisions relating to acceleration of a portion of the principal amount of such Original Issue Discount Securities upon the occurrence of an Event of Default and the continuation thereof.

     Subject to the provisions of the Indenture relating to the duties of the Trustee in case an Event of Default shall occur and be continuing, the Indenture provides that the Trustee will be under no obligation to exercise any of its rights or powers under the Indenture at the request or direction of any of the Holders, unless such Holders shall have offered to the Trustee reasonable security and indemnity. (Sections 601 and 603). Subject to such provisions for security and indemnification of the Trustee and certain other rights of the Trustee, the Holders of a majority in principal amount of the Outstanding Debt Securities of any series shall have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or exercising any trust or power conferred on the Trustee with respect to the Debt Securities of that series. (Section 512)

     No Holder of any Debt Security of any series will have any right to institute any proceeding with respect to the Indenture or for any remedy thereunder, unless such Holder shall have previously given to the Trustee written notice of a continuing Event of Default with respect to Debt Securities of that series and unless also the Holders of at least 25% in principal amount of the Outstanding Debt Securities of that series shall have made written request, and offered reasonable security and indemnity, to the Trustee to institute such proceeding as trustee, and the Trustee shall not have received from the Holders of a majority in principal amount of the Outstanding Debt Securities of that series a direction inconsistent with such request and shall have failed to institute such proceeding within 60 days. (Section 507) However, the Holder of any Debt Security will have an absolute right to receive payment of the principal of (and premium, if any) and any interest on such Debt Security on or after the due dates expressed in such Debt Security and to institute suit for the enforcement of any such payment. (Section 508)

     The Indenture requires the Corporation to furnish to the Trustee annually a statement as to the absence of certain defaults under the Indenture. (Section
1007) The Indenture provides that the Trustee may withhold notice to the Holders of Debt Securities of any series of any default (except in payment of principal or any premium or interest or in sinking fund payments) with respect to Debt Securities of such series if it considers it in the interest of the Holders of Debt Securities of such series to do so. (Section 602)

DEFEASANCE AND COVENANT DEFEASANCE

     The Indenture provides that, if applicable, the Corporation will be discharged from any and all obligations in respect of the Outstanding Securities (as those terms are defined in the Indenture) of any series (except for certain obligations to register the transfer or exchange of Outstanding Securities of such series, to replace stolen, lost or mutilated Outstanding Securities of such series, to maintain paying agencies and to hold monies for payment in trust) upon the irrevocable deposit with the Trustee, in trust, of money and/or U.S. Government Obligations (as defined in the Indenture) which through the payment of interest and principal in respect thereof in accordance with their terms will provide money in an amount sufficient to pay the principal of and premium, if any, and each installment of interest, if any, on the Outstanding Securities of such series on the Stated Maturity or Redemption Date of such payments in accordance with the terms of the Indenture and the Outstanding Securities of such series. Such a trust may only be established if, among other things, (i) the Corporation has received from, or there has been published by, the Internal Revenue Service a ruling which, in the Opinion of Counsel (who may be counsel for the Corporation), provides that Holders of the Outstanding Securities of such series will not recognize income, gain or loss for federal income tax purposes as a result of such deposit, defeasance and discharge and will be subject to federal income tax on the same amount, in the same manner and at the same times as would have been the case if such deposit, defeasance and discharge had not occurred, and (ii) the Corporation has delivered to the Trustee an Opinion of Counsel (who may be counsel for the Corporation) to the effect that the Outstanding Securities of such series, if then listed on any securities exchange, will not be delisted as a result of such deposit, defeasance and discharge. (Section 402)

     The Indenture provides that, if applicable, the Corporation may omit to comply with the restrictive covenants contained in Sections 802 (Securities to be Secured in Certain Events), 1004 (Limitations on Liens), 1005 (Limitation on Sale and Lease-Back) and 1007 (Statement by Officers as to Default) of the Indenture, and that such omission shall not be deemed to be an Event of Default under the Indenture and the Outstanding Securities of any series, upon the irrevocable deposit with the Trustee, in trust, of money and/or U.S. Government Obligations which through the payment of interest and principal in respect thereof in accordance with their terms will provide money in an amount sufficient to pay the principal of and premium, if any, and each installment of interest on the Outstanding Securities of such series on the Stated Maturity or Redemption Date of such payments in accordance with the terms of the Indenture and the Outstanding Securities of such series. The obligations of the Corporation under the Indenture and the Outstanding Securities of such series other than with respect to the covenants referred to above and the Events of Default other than the Event of Default referred to above shall remain in full force and effect. Such a trust may only be established if, among other things, the Corporation has delivered to the Trustee an Opinion of Counsel (who may be counsel for the Corporation) to the effect that (i) the Holders of the Outstanding Securities of such series will not recognize income, gain or loss for federal income tax purposes as a result of such deposit and defeasance and will be subject to federal income tax on the same amount, in the same manner and at the same times as would have been the case if such deposit and defeasance had not occurred, and (ii) the Outstanding Securities of such series, if then listed on any securities exchange, will not be delisted as a result of such deposit and defeasance. (Section 1006)

     In the event the Corporation exercises its option to omit compliance with certain covenants of the Indenture with respect to the Outstanding Securities of any series as described above and the Outstanding Securities of such series are declared due and payable because of the occurrence of any Event of Default other than the Event of Default described in the preceding paragraph, the amount of money and U.S. Government Obligations on deposit with the Trustee will be sufficient to pay amounts due on the Outstanding Securities of such series at the time of their Stated Maturity or Redemption Date but may not be sufficient to pay amounts due on the Outstanding Securities of such series at the time of the acceleration resulting from such Event of Default. However, the Corporation shall remain liable for such payments.

MODIFICATION OF THE INDENTURE AND WAIVER OF COVENANTS

     Modifications and amendments of the Indenture may be made by the Corporation and the Trustee with the consent of the Holders of 66 2/3% in principal amount of the Outstanding Debt Securities of each series affected by such modifications or amendments; provided, however, that no such modification or amendment may, without the consent of the Holder of each Outstanding Debt Security affected thereby, (a) change the stated maturity date of the principal amount of, or any installment of principal of or interest on, any Debt Security,
(b) reduce the principal amount of, or the premium (if any) or any interest on, any Debt Security or reduce the amount of principal of an Original Issue Discount Security that would be due and payable upon acceleration, (c) change the place or currency of payment of principal of, or premium (if any) or interest on, any Debt Security, (d) impair the right to institute suit for the enforcement of any payment on or with respect to any Debt Security after the stated maturity date, or (e) reduce the percentage in principal amount of Outstanding Debt Securities of any series, the consent of whose Holders is required for modification or amendment of the Indenture, for waiver of compliance with certain provisions of the Indenture or for waiver of certain defaults. (Section 902)

     The Holders of 66 2/3% in principal amount of the Outstanding Debt Securities of any series may on behalf of the Holders of all Debt Securities of that series waive, insofar as that series is concerned, compliance by the Corporation with certain restrictive provisions of the Indenture. (Section 1007) The Holders of a majority in principal amount of the Outstanding Debt Securities of any series may on behalf of the Holders of all Debt Securities of that series waive any past default under the Indenture with respect to that series, except a default in the payment of the principal of (or premium, if any) or any interest on any Debt Security of that series or in respect of a provision which under the Indenture cannot be modified or amended without the consent of the Holder of each Outstanding Debt Security of that series affected. (Section 513)

REGARDING THE TRUSTEE


     The Corporation maintains banking relationships in the ordinary course of business with The First National Bank of Chicago, the Trustee under the Indenture, and has two revolving credit agreements in the aggregate amount of $100 million with such bank. Certain debt securities of the Corporation are currently outstanding under the Indenture.


                              PLAN OF DISTRIBUTION


     The Corporation may sell Debt Securities to or through underwriters or dealers, and also may sell Debt Securities directly or indirectly to one or more other purchasers or through agents. Such underwriters may include Salomon Brothers Inc and Morgan Stanley & Co. Incorporated, or a group of underwriters represented by one or both of such firms. Such firms also may act as agents.

     The distribution of the Debt Securities may be effected from time to time in one or more transactions at a fixed price or prices, which may be changed, or at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices.

     In connection with the sale of Debt Securities, underwriters may receive compensation from the Corporation or from purchasers of Debt Securities for whom they may act as agents in the form of discounts, concessions or commissions. Underwriters may sell Debt Securities to or through dealers, and such dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commissions from the purchasers for whom they may act as agents. Underwriters, dealers and agents that participate in the distribution of Debt Securities may be deemed to be underwriters, and any discounts or commissions received by them from the Corporation and any profit on the resale of Debt Securities by them may be deemed to be underwriting discounts and commissions, under the Act. Any such underwriter or agent will be identified, and any such compensation received from the Corporation will be described, in the Prospectus Supplement.

     Underwriters and agents who participate in the distribution of Debt Securities may be entitled under agreements which may be entered into by the Corporation to indemnification by the Corporation against certain liabilities, including liabilities under the Act, or to contribution with respect to payments which the underwriters or agents may be required to make in respect thereof. Such underwriters and agents may be customers of, engage in transactions with, or perform services for the Corporation in the ordinary course of business.

     If so indicated in the Prospectus Supplement, the Corporation may authorize underwriters or other persons acting as the Corporation's agents to solicit offers by certain institutions to purchase Offered Debt Securities from the Corporation pursuant to contracts providing for payment and delivery on a future date. Institutions with which such contracts may be made include commercial and savings banks, insurance companies, pension funds, investment companies, educational and charitable institutions and others, but in all cases such institutions must be approved by the Corporation. The obligations of any purchaser under any such contract will be subject to the condition that the purchase of the Offered Debt Securities shall not at the time of delivery be prohibited under the laws of the jurisdiction to which such purchaser is subject. The underwriters and such other agents will not have any responsibility in respect of the validity or performance of such contracts.

                          VALIDITY OF DEBT SECURITIES

     Unless otherwise indicated in the Prospectus Supplement, the validity of the Debt Securities offered hereby will be passed upon for the Corporation by O. George Everbach, Senior Vice President -- Law and Government Affairs of the Corporation, and for the underwriters or agents by Sullivan & Cromwell, New York, New York.

                                    EXPERTS


     The consolidated financial statements and the related consolidated financial statement schedules of the Corporation and its consolidated subsidiaries as of December 31, 1996 and 1995 and for each of the three years in the period ended December 31, 1996, included or incorporated by reference in the Corporation's Annual Report on Form 10-K for the year ended December 31, 1996, have been audited by Deloitte & Touche, independent auditors, as stated in their reports which have been incorporated herein, and have been so included in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

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     NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY
REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED. THIS PROSPECTUS SUPPLEMENT AND THE PROSPECTUS DO NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THE SECURITIES DESCRIBED IN THIS PROSPECTUS SUPPLEMENT OR AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY SUCH SECURITIES IN ANY CIRCUMSTANCES IN WHICH SUCH OFFER OR SOLICITATION IS UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THE INFORMATION CONTAINED HEREIN OR THEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE OF SUCH INFORMATION.

                            ------------------------

                               TABLE OF CONTENTS

                             PROSPECTUS SUPPLEMENT

                                        PAGE
                                        ----
Use of Proceeds.......................  S-2
Selected Financial Information........  S-2
Description of Debentures.............  S-4
Underwriting..........................  S-7
Validity of Debentures................  S-7
                 PROSPECTUS
Available Information.................    2
Documents Incorporated by
  Reference...........................    2
The Corporation.......................    3
Ratio of Earnings to Fixed Charges....    4
Use of Proceeds.......................    4
Description of Debt Securities........    4
Plan of Distribution..................   10
Validity of Debt Securities...........   11
Experts...............................   11

                                  $200,000,000

                          [Kimberly Clark] Corporation

                               6 3/8% DEBENTURES
                              DUE JANUARY 1, 2028
                                  ------------

                             PROSPECTUS SUPPLEMENT

                                JANUARY 6, 1998

                                  ------------
                              SALOMON SMITH BARNEY

                           MORGAN STANLEY DEAN WITTER

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